SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

(Name of Subject Company (issuer))

Covansys Corporation

(Name of Filing Person (offeror))

Covansys Corporation

(Title of Class of Securities)

Options to Purchase Common Stock under the
1996 Covansys Corporation Stock Option Plan.
22281W103

(CUSIP Number of Class of Securities)

(Underlying Common Stock)

(Name, Address and Telephone Number of Person Authorized to Receive Notices

and Communications on Behalf of Filing Persons)

Michael S. Duffey

Chief Financial Officer
Covansys Corporation
32605 West Twelve Mile, Suite 250
Farmington Hills, MI 48334
(248) 488-2088

Copies to:

David B. Braun, Esq.

Butzel Long, P.C.
150 West Jefferson, Suite 900
Detroit, MI 48069
(313) 983-7454

Fax (313) 225-7080

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee*

$5,828,399	$536.21

*	Calculated solely for the purpose of determining the filing fee. This assumes that options to purchase 5,203,162 shares of common stock of Covansys Corporation as of October 29, 2002 will be exchanged in this offer. The amount of filing fee is calculated in accordance with the Securities and Exchange Commission Fee Rate Advisory 6.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: Not Applicable	Filing Party: Not Applicable
Form or Registration No.: Not Applicable	Date Filed: Not Applicable

☐	Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1

☒	issuer tender offer subject to Rule 13e-4

☐	going-private transaction subject to Rule 13e-3

☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

SCHEDULE TO TENDER OFFER STATEMENT
SIGNATURE
INDEX TO EXHIBITS
Offer to Exchange
Form of Letter of Transmittal
Form of Letter to Eligible Option Holders
General Questions about the Program

Item 1.     Summary Term Sheet

      The information set forth under “Summary Term Sheet” in the Offer to Exchange, dated October 29, 2002 (the “Offer to Exchange”), attached hereto as Exhibit a(1), is incorporated by reference.

Item 2.     Subject Company Information

      (a) The name of the issuer is Covansys Corporation, a Michigan corporation (the “Company”) and the address of its principal executive office is 32605 West Twelve Mile Road, Suite 250, Farmington Hills, MI 48334. The Company’s phone number is (248) 488-2088. The information set forth in the Offer to Exchange under the caption “Information Concerning Covansys” is incorporated herein by reference.

      (b) This Tender Offer Statement on Schedule TO relates to an offer by the Company to exchange all options (except options held by non-employee members of the Board of Directors and employees who have not returned to full-active duty and on payroll by the replacement grant date) outstanding under the 1996 Covansys Corporation Stock Option Plan (the “Plan”) to purchase shares of the Company’s no par value Common Stock (the “Common Stock”) for new options (“New Options”) to purchase shares of Common Stock to be granted under the Plan, according to the terms and conditions described in the Offer to Exchange and the related Letter of Transmittal (the “Letter of Transmittal” and, together with the Offer to Exchange, as they may be amended from time to time, the “Offer”), attached hereto as Exhibit a(2). The Company estimates that options covering 5,203,162 shares of Common Stock are eligible for exchange pursuant to this offer. The information set forth in the Offer to Exchange under captions “Summary Term Sheet,” “Introduction,” Section 1 (“Number of Options; Expiration Date”), Section 5 (“Acceptance of Options for Exchange and Issuance of New Options”) and Section 8 (“Source and Amount of Consideration; Terms of New Options”) is incorporated herein by reference.

      (c) The information set forth in the Offer to Exchange under Section 7 (“Price Range of Common Stock”) is incorporated herein by reference.

Item 3.     Identity and Background of Filing Person

      (a) The information set forth under item 2(a) above is incorporated herein by reference.

Item 4.     Terms of the Transaction

      (a) The information set forth in the Offer to Exchange preceding the “Summary Term Sheet,” Section 1 (“Number of Options; Expiration Date”), Section 3 (“Procedures for Electing to Exchange Options”), Section 4 (“Withdrawing Your Election”), Section 5 (“Acceptance of Options for Exchange and Issuance of New Options”), Section 6 (“Conditions of the Offer”), Section 8 (“Source and Amount of Consideration; Terms of New Options”), Section 11 (“Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer”), Section 12 (“Legal Matters; Regulatory Approvals”), Section 13 (“Material Federal Income Tax Consequences”) and Section 14 (“Extension of Offer; Termination; Amendment”) is incorporated herein by reference.

      (b) The information set forth in the Offer to Exchange under Section 10 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options”) is incorporated herein by reference.

Item 5.     Past Contacts, Transactions, Negotiations and Arrangements

      (e) The information set forth in the Offer to Exchange under Section 10 (“Interests of Directors and Officers; Transactions and Arrangements Concerning Options”) is incorporated herein by reference.

Item 6.     Purposes of the Transaction and Plans or Proposals

      (a) The purpose set forth in the Offer to Exchange under Section 2 (“Purpose of the Offer”) is incorporated herein by reference.

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      (b) The information set forth in the Offer to Exchange Under Section 5 (“Acceptance of Options for Exchange and Issuance of New Options”) and Section 11 (“Status of Options Acquired in the Offer; Accounting Consequences of the Offer”) is incorporated herein by reference.

      (c) The information set forth in the Offer to Exchange under Section 2 (“Purpose of the Offer”) is incorporated herein by reference.

Item 7.     Source and Amount of Funds or Other Consideration

      (a) The information set forth in the Offer to Exchange under Section 8 (“Source and Amount of Consideration; Terms of New Options”) and Section 15 (“Fees and Expenses”) is incorporated herein by reference.

      (b) The information set forth in the Offer to Exchange under Section 6 (“Conditions of the Offer”) is incorporated herein by reference.

      (d) Not applicable.

Item 8.     Interest in Securities of the Subject Company

      (a) The information set forth in the Offer to Exchange under Section 10 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options”) is incorporated herein by reference.

      (b) The information set forth in the Offer to Exchange under Section 10 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options”) is incorporated herein by reference.

Item 9.     Persons/ Assets, Retained, Employed, Compensated or Used

      (a) Not applicable.

Item 10.     Financial Statements

      (a) The Company incorporates by reference its consolidated financial statements set forth under Item 8 in the Company’s Annual Report on Form 10-K for the year ended December 31, 2001, and the Company’s condensed consolidated financial statements set forth under Item 1 of Part I of in the Company’s Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2002 and June 30, 2002, each as filed with the Securities and Exchange Commission.

      (b) Not applicable.

Item 11.     Additional Information

      (a) The information set forth in the Offer to Exchange under Section 10 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options”) and Section 12 (“Legal Matters; Regulatory Approvals”) is incorporated herein by reference.

      (b) Not applicable.

Item 12.     Exhibits

(a)	(1) Offer to Exchange, dated October 29, 2002

(2) Form of Letter of Transmittal
(3) Form of Letter to Eligible Option Holders

      (b) Not applicable

      (d) 1996 Covansys Stock Option Plan filed as Exhibit 10.1 to the Company’s Registration Statement on Form S-8 (Commission file number 333-58205) and incorporated herein by reference.

      (g) Not applicable

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      (h) Not applicable

Item 13.     Information Required by Schedule 13E-3

      (a) Not applicable

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SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

COVANSYS CORPORATION

/s/ MICHAEL S. DUFFEY

Name: Michael S. Duffey
Title: Chief Financial Officer
Date: October 29, 2002

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INDEX TO EXHIBITS

Exhibit No.	Description

99a(1)	Offer to Exchange, dated October 29, 2002
99a(2)	Form of Letter of Transmittal
99a(3)	Form of Letter to Eligible Option Holders
99a(4)	General Questions about the Program